SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 17, 2013

On December 17, 2013, at 10 a.m., at the Company’s office located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP. 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, according to the signatures placed at the end of these minutes. Chief Executive Officer, Carlos Fadigas de Souza Filho, was also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Mrs. Ana Paula Bueno acted as secretary. AGENDA:  I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies of which and related documentation were previously forwarded for cognizance by the Board Members, as set forth in the Internal Rules and shall remain duly filed at the Company’s headquarters, the following deliberation was taken by unanimous vote, pursuant to the terms and conditions set out in the respective PDs: 1)  PD.CA/BAK-02/2013 and PD.CA/BAK-12/2013 – Acquisition of shares representing up to 100% of the share capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”), controlled by Solvay Argentina S.A., by Braskem S.A. (“Acquisition”), being the Executive Office authorized to perform all acts and sign the documents necessary for the implementation of the Acquisition. II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest to the Company:  Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, December 17, 2013. Signatures: Marcelo Bahia Odebrecht - President; Ana Paula Bueno – Secretary; José Carlos Cosenza; Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Marcela Aparecida Drehmer Andrade; José Alcides Santoro Martins; Luiz de Mendonça; Newton Sergio de Souza, Patrick Horbach Fairon e Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Ana Paula Bueno

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.